UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2016
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For Immediate Release

June 15, 2016

Methanex Enters Into A Settlement Agreement With Argentina Gas Supplier

Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) via its wholly owned subsidiary Methanex Chile S.A., has reached an agreement with Petrobras Argentina S.A. to settle a legal dispute in relation to Petrobras’s natural gas delivery obligations pursuant to a long-term natural gas supply agreement between the two companies. Petrobras will make a lump sum payment of US$32.5 million to Methanex in order to terminate both the natural gas supply agreement and any and all claims in relation to such agreement.

John Floren, President and CEO of Methanex, said, "We are pleased to have reached an agreement with Petrobras, and we believe that the settlement represents fair value for Methanex shareholders.”

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".

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For further information, contact:

Sandra Daycock
Director, Investor Relations
Tel: 604 661-2600
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: June 15, 2016	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary